Filed pursuant to Rule 497(a)

File No. 333-218611

Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 3Q 2019





NOVEMBER 19, 2019

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's investment objectives are to generate high current income and capital appreciation primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY





INTRODUCTION TO ECC
Company and Adviser Overview



The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $579.7 million[1]
Distributions	▪ Monthly common distribution of $0.20 per share (current distribution rate of 16.1%)[2] ▪ $12.20 cumulative common distribution per share since IPO[2],[3]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and funds managed by Stone Point Capital
Asset Under Management	▪ Approximately $2.8 billion[4] managed on behalf of institutional, high net worth and retail investors

(1) Combined market capitalization of ECC, ECCA, ECCB, ECCX and ECCY based on securities outstanding as of September 30, 2019 and market prices as of November 12, 2019.

(2) Based on ECC's closing market price of $14.87 per share on November 12, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital. Prior to 2019, such estimates have been noted for U.S. GAAP purposes in the Company's Section 19 notices and annual reports to stockholders, which are available on the Company's website. Beginning in 2019, such estimates have been noted for tax purposes when applicable in such notices and annual reports. For the fiscal period ending September 30, 2019, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated for tax purposes, of 7.2%. For the fiscal year ending December 31, 2018, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated under U.S. GAAP, of 32.1%. The tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3) As of September 30, 2019.

(4) As of September 30, 2019 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.

INTRODUCTION TO ECC
ECC Highlights



CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 25 of the past 27 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is exclusively focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $23.6 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

(1)   The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

(2)   Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2019 (based on market values as of November 12, 2019).



ECC currently pays a monthly distribution of $0.20 per share[1]

ECC Cumulative Distributions Per Share

Period	Cumulative Distribution
Q1 2015	$0.55
Q2 2015	$1.15
Q3 2015	$1.75
Q4 2015	$2.35
Q1 2016	$2.95
Q2 2016	$3.55
Q3 2016	$4.15
Q4 2016	$4.75
Q1 2017	$5.75
Q2 2017	$6.35
Q3 2017	$7.40
Q4 2017	$8.00
Q1 2018	$8.60
Q2 2018	$9.20
Q3 2018	$9.80
Q4 2018	$10.40
Q1 2019	$11.00
Q2 2019	$11.60
Q3 2019	$12.20

■ Regular Distributions ■ Special distributions

(1) Based on frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital. Prior to 2019, such estimates have been noted for U.S. GAAP purposes in the Company's Section 19 notices and annual reports to stockholders, which are available on the Company's website. Beginning in 2019, such estimates have been noted for tax purposes when applicable in such notices and annual reports. For the fiscal period ending September 30, 2019, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated for tax purposes, of 7.2%. For the fiscal year ending December 31, 2018, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated under U.S. GAAP, of 32.1%. The tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



For the period of October 7, 2014 – November 12, 2019:

- ECC generated a total return[1] of 46.57% versus 33.47% for the Wells Fargo BDC Index[2] (annualized net total return of 7.8% for ECC versus 5.8% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 13.1% during a time in which the Wells Fargo BDC Index[2] has traded at an average discount of -5.6%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

(1) Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

(2) The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

(3) Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



We believe that ECC has a hard to replicate portfolio of approximately 45 majority CLO Equity investments

16.1% Current **Distribution Rate**[1]

74 Number of **Resets Refis Calls**[2]

$0.20 Monthly **Distribution**[1]

16 Average Years of CLO Experience of Senior Investment Team

98.0% Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3] **1,534**

74 Number of CLO Equity Securities[3]

Number of CLO **26** Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

(1) Based on ECC's closing market price of $14.87 per share on November 12, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital. Prior to 2019, such estimates have been noted for U.S. GAAP purposes in the Company's Section 19 notices and annual reports to stockholders, which are available on the Company's website. Beginning in 2019, such estimates have been noted for tax purposes when applicable in such notices and annual reports. For the fiscal period ending September 30, 2019, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated for tax purposes, of 7.2%. For the fiscal year ending December 31, 2018, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated under U.S. GAAP, of 32.1%. The tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(2) Since IPO date October 7, 2014 through September 30, 2019.

(3) As of September 30, 2019. Please see footnotes on page 29 for important information.

Securities Outstanding



Adviser and Senior Investment Team have $23.6 million invested in ECC, ECCA, ECCB and ECCX[3]

Common Stock		Preferred Stock and Unsecured Notes				
Ticker	ECC (NYSE)	Ticker	ECCA (NYSE)	ECCB (NYSE)	ECCY (NYSE)	ECCX (NYSE)
Description	Common Stock	Description	Series A Term Preferred Stock Due 2022 ($25 Liquidation Preference)	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Market Cap[1]	$403.9mm	Market Cap[1]	$23.6mm	$49.9mm	$32.8mm	$69.4mm
Price per Share[1]	$14.87	Price per Share[1]	$25.95	$26.49	$25.96	$25.80
Current Distribution[2]	$0.20	Coupon	7.75%	7.75%	6.75%	6.6875%
Current Distribution Rate[2]	16.14%	Yield to Maturity[1]	6.05%	6.73%	6.26%	6.32%
Payment Frequency	Monthly	Payment Frequency	Monthly	Monthly	Quarterly	Quarterly
Maturity Date	N/A	Maturity Date	6/30/2022	10/30/2026	9/30/2027	4/30/2028
Callable Date	N/A	Callable Date	Callable	10/30/2021	9/30/2020	4/30/2021
Market Value Held by Adviser and Senior Investment Team[3]	$23.3mm	Market Value Held by Adviser and Senior Investment Team[3]	$118.0K	$3.0K	$0	$169.9K

Past performance is not indicative of, or a guarantee of, future performance.

(1)   Reflects securities outstanding as of September 30, 2019 and market price as of November 12, 2019. ECCA, ECCB, ECCY and ECCX have $22.7mm, $47.1mm, $31.6mm and $67.3mm of principal amount outstanding, respectively, as of September 30, 2019. Yield is shown to the stated maturity based on market prices as of November 12, 2019. Called prior to stated maturity, the yield could be adversely impacted.

(2)   Based on ECC's closing market price of $14.87 per share on November 12, 2019 and frequency of regular distributions declared since February 2017. To date, a portion of certain such distributions has been estimated to be a return of capital. Prior to 2019, such estimates have been noted for U.S. GAAP purposes in the Company's Section 19 notices and annual reports to stockholders, which are available on the Company's website. Beginning in 2019, such estimates have been noted for tax purposes when applicable in such notices and annual reports. For the fiscal period ending September 30, 2019, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated for tax purposes, of 7.2%. For the fiscal year ending December 31, 2018, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated under U.S. GAAP, of 32.1%. The tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

(3)   Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2019 (based on market values as of November 12, 2019).



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS







Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

24
Years in
Financial Services

18
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker

- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko
Principal and Portfolio Manager

13
Years in
Financial Services

13
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA
Principal and Portfolio Manager

23
Years in
Financial Services

17
Years in
CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios

- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers

- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	- Proactive sourcing of investment opportunities - Utilization of our methodical and rigorous investment analysis and due diligence process - Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments - Ongoing monitoring and diligence
Objective of the Process	- Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



We believe that CLO equity provides an attractive way to obtain exposure to loans

<table>
<tr><td>Distribution of CLO Equity IRRs
U.S. CLOs (2002 – 2011 Vintages)[1]</td><td>CLO Equity Attributes</td></tr>
</table>

- CLO equity has historically generated strong absolute returns with a low loss rate



- IRRs over 15%
- Positive IRRs up to 15%
- 4 %
- 96%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

(1)   This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**

(2)   The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding ($ Billions)[1]



U.S. CLO Outstanding ($ Billions)[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows ($ Billions)[4]



(1) Source: S&P LCD. As of September 30, 2019.
(2) Source: Thompson Reuters Leveraged Loan Monthly. As of September 30, 2019.
(3) CAGR is an abbreviation for Compounded Annual Growth Rate.
(4) Source: JP Morgan.



Since 1992, the CSLLI has experienced only two years of negative annual returns

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.4%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
YTD 2019	6.4%

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

Source: Credit Suisse

Note: Data as of September 30, 2019.

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior secured loans represent direct credit exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash	**Senior Secured Loans** First priority pledge of assets	**40-60%**
• Receivables		
• Inventory		
• Property	**Subordinated Bonds** Generally unsecured	**10-20%**
• Plant		
• Equipment		
• Brands/Logos	**Equity** Dividends restricted while Senior Secured Loan is outstanding	**30-50%**
• Intangibles		
• Subsidiaries		

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.

(1) The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

(2) Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.

(3) No representation is being made as to the applicability of historical relative recovery rates for future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW
The Spread in Loan Market Remains at High End of Historical Range



The current CSLLI spread is approximately 54 bps higher than the average of 302 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]

Legend: ■ Spread — Average

Average: 302 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
YTD 2019	356

(Y-axis: 150 bps to 450 bps)

Past performance is not indicative of, or a guarantee of, future performance.

(1) The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.

Source: Credit Suisse

Note: Data as of September 30, 2019.

CLO EQUITY OVERVIEW
Loan Repayment Rate



Annual Repayment Rate

■ Annual Repayment Rate ▬▬ Average

Average: 33.7%

- 2003: 48.9%
- 2004: 56.4%
- 2005: 48.2%
- 2006: 44.7%
- 2007: 37.3%
- 2008: 8.8%
- 2009: 14.8%
- 2010: 26.9%
- 2011: 40.1%
- 2012: 38.7%
- 2013: 46.9%
- 2014: 27.6%
- 2015: 21.1%
- 2016: 29.6%
- 2017: 38.1%
- 2018: 24.1%
- YTD 2019: 20.3%

23.6% Cumulative Repayments

Source: S&P LCD.

Note: Data as of September 30, 2019.



ECC invests primarily in the equity and subordinated debt tranches

Assets

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Primarily Floating Rate Collateral

Liabilities + Equity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

(1)   Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.





ECC SUPPLEMENTAL INFORMATION(1)
Income Statement and Balance Sheet Highlights



	Q3 2019 (Unaudited)	Q2 2019 (Unaudited)	Q1 2019 (Unaudited)	Q4 2018	Q3 2018 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses(2)	$0.37	$0.36	$0.35	$0.41	$0.40
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses(2)	0.00	(0.27)	0.01	(0.03)	0.01
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses(2)	$0.37	$0.09	$0.36	$0.38	$0.41
Non-Recurring Losses and Expenses(2),(3)	$0.00	($0.02)	$0.00	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)(2)	$0.37	$0.07	$0.36	$0.38	$0.41
Portfolio Cash Distributions Received(2),(4),(5)	$1.05	$1.88	$1.17	$1.21	$1.15
Less Cash Received on CLOs called(2)	0.03	0.83	0.03	0.24	0.15
Recurring Portfolio Cash Distributions Received(2)	$1.02	$1.05	$1.13	$0.97	$1.00
Common Share Distributions Paid(6)	($0.60)	($0.60)	($0.60)	($0.60)	($0.60)
Total Company Expenses(2),(7)	(0.30)	(0.34)	(0.36)	(0.36)	(0.39)
Total Common Share Distributions and Expenses(2)	($0.90)	($0.94)	($0.96)	($0.96)	($0.99)
Common Share Market Price (period end)	$15.77	$17.89	$16.64	$14.21	$17.90
Net Asset Value (period end)	$11.45	$13.45	$13.70	$12.40	$16.55
$ Premium / (Discount)	$4.32	$4.44	$2.94	$1.81	$1.35
% Premium / (Discount)	37.7%	33.0%	21.5%	14.6%	8.2%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$400.27	$451.72	$442.23	$364.27	$447.96
CLO Debt	29.68	30.23	43.81	42.14	43.39
Loan Accumulation Facilities	8.37	6.63	13.98	49.97	40.24
Cash	57.03	27.05	6.77	1.52	29.10
Receivables and Other Assets	24.69	35.79	44.25	18.82	23.93
Liabilities					
Notes (Net of Deferred Issuance Costs)	(99.50)	(98.72)	(98.29)	(95.01)	(97.47)
Preferred Stock (Net of Deferred Issuance Costs)	(67.41)	(67.32)	(89.38)	(89.25)	(88.71)
Payables and Other Liabilities	(42.03)	(38.56)	(39.29)	(5.32)	(15.76)
Net Assets	$311.10	$346.82	$324.07	$287.13	$382.68
Weighted Avg of Common Shares for the period	26,540,392	24,837,656	23,343,478	23,122,081	22,331,047
Common Shares Outstanding at end of period	27,164,078	25,786,531	23,647,358	23,153,319	23,117,571

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information.

(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period. See also note (3) on page 23.

(3) Q2 2019's results include non-recurring expenses associated with the accelerated amortization related to the partial redemption of 7.75% Series A Term Preferred Stock due 2022.

(4) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).

(5) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.02, $0.00, $0.02, $0.07 and $0.08 per share for the periods of Q3 2019, Q2 2019, Q1 2019, Q4 2018 and Q3 2018, respectively.

(6) To date, a portion of certain such distributions has been estimated to be a return of capital as noted in the Company's Section 19 notices and the Company's 2018 Annual Report and 2019 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information available on its website (www.eaglepointcreditcompany.com). A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income."

(7) Includes operational and administrative expenses, interest expense, management and incentive fees.





ECC Portfolio Cash Coverage Per Common Share[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

Q3 2018 — $1.00: $0.01, $0.39, $0.60
Q4 2018 — $0.97: $0.01, $0.36, $0.60
Q1 2019 — $1.13: $0.17, $0.36, $0.60
Q2 2019 — $1.05: $0.11, $0.34, $0.60
Q3 2019 — $1.02: $0.12, $0.30, $0.60

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses[4]

■ Common Share Distributions Paid[5]

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.

(2) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.

(3) "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.

(4) Includes operational and administrative expenses, interest expense, management and incentive fees.

(5) To date, a portion of certain such distributions has been estimated to be a return of capital. Prior to 2019, such estimates have been noted for U.S. GAAP purposes in the Company's Section 19 notices and annual reports to stockholders, which are available on the Company's website. Beginning in 2019, such estimates have been noted for tax purposes when applicable in such notices and annual reports. For the fiscal period ending September 30, 2019, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated for tax purposes, of 7.2%. For the fiscal year ending December 31, 2018, distributions made by the Company were comprised of a return of capital, as calculated on a per share basis and as estimated under U.S. GAAP, of 32.1%. The tax characteristics of distributions will vary and are reported separately after each tax year end. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION(1)
Quarterly Snapshot Trend



	Q3 2019 (Unaudited)	Q2 2019 (Unaudited)	Q1 2019 (Unaudited)	Q4 2018	Q3 2018 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity(2)	$26.23	$43.17	$24.32	$26.48	$23.59
Investment Income From CLO Equity	$16.09	$15.05	$13.94	$14.93	$15.15
Investment Income From CLO Debt	0.78	1.03	1.04	1.09	0.90
Investment Income From Loan Accumulation Facilities	0.88	1.18	1.61	1.73	1.49
Total Gross Income	$17.75	$17.26	$16.59	$17.75	$17.54
Cash Flow Treated as Return of Capital	$10.81	$29.23	$8.92	$10.27	$9.64
Operational and Administrative Expense(3)	$0.84	$0.90	$0.93	$0.82	$0.83
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions(4)	$22.93	$20.38	$21.16	$19.35	$18.71
Called CLO Equity Distributions	0.89	20.76	0.80	5.44	3.31
First Time CLO Equity Distributions	2.40	2.03	2.36	1.69	1.57
Distributions Received From CLO Equity(2)	$26.23	$43.17	$24.32	$26.48	$23.59
Distributions Received From CLO Debt	$0.70	$0.98	1.00	0.83	0.67
Distributions Received From Loan Accumulation Facilities	$1.03	$2.61	1.94	0.66	1.46
Total	$27.96	$46.76	$27.26	$27.97	$25.72
Portfolio Cash Distributions Received per Common Share(5),(6)	$1.05	$1.88	$1.17	$1.21	$1.15
NII and Realized Gain/(Loss) per Common Share(5)	$0.37	$0.07	$0.36	$0.38	$0.41
Weighted Avg of Common Shares for the period	26,540,392	24,837,656	23,343,478	23,122,081	22,331,047
Common Shares Outstanding at end of period	27,164,078	25,786,531	23,647,358	23,153,319	23,117,571

(1) Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2018 Annual Report and 2019 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information.
(2) Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
(3) Excludes interest expense, management fees and incentive fees, as well as non-recurring offering expenses related to the issuance of 6.6875% Notes due 2028.
(4) Recurring CLO equity distributions are shown exclusive of the first time CLO equity distributions.
(5) Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
(6) Cash distributions received per share are net of expenses associated with refinance and reset activities of $0.02, $0.00, $0.02, $0.07 and $0.08 per share for the periods of Q3 2019, Q2 2019, Q1 2019, Q4 2018 and Q3 2018, respectively.



CLO Equity Holdings (as of September 30, 2019)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2019	Cash Received During Q3 2019	Income Accrued During Q2 2019	Return of Capital in Q3	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
ALM VIII Preferred Shares	2013	RS Q4-16	0.0	1.0	$0	$238	$2	$231	NM	7.03%	2.02%	1.49%	3.47%	2,817	57
Apidos XIV Sub Notes	2013	Called Q3-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Ares LI Inc Notes	2019		1.4	4.5	$361	$950	$329	$467	289%	3.77%	4.17%	1.34%	3.45%	2,920	75
Ares XLI Inc Notes	2016	RF Q3-19	0.0	2.3	$309	$645	$275	$365	235%	7.16%	4.89%	1.20%	3.41%	2,988	81
Ares XLIII Inc Notes	2017		0.0	2.5	$374	$771	$392	$388	197%	6.44%	4.76%	1.22%	3.39%	2,985	82
Ares XXXIX Sub Notes	2016	RS Q1-19	1.6	4.6	$118	$144	$93	$15	155%	6.29%	4.12%	1.35%	3.37%	2,918	81
Avery Point V Inc Notes	2014	RF Q3-17	0.0	0.0	$0	$290	$0	$290	NM	8.71%	0.04%	0.98%	3.37%	3,265	64
Bain 2016-2 Inc Notes	2016	RF Q3-19	0.0	1.3	$218	$502	$185	$319	271%	5.68%	3.90%	1.14%	3.47%	2,729	91
Barings 2018-1 Inc Notes	2018		0.5	3.5	$586	$881	$657	$245	134%	4.98%	4.37%	0.95%	3.36%	2,767	79
Barings 2019-I Inc Notes	2019		1.5	4.5	$372	$805	$361	$370	223%	3.77%	4.65%	1.35%	3.59%	2,871	72
Barings 2019-II Inc Notes	2019		1.5	4.5	$394	$483	$406	$47	119%	5.72%	4.53%	1.35%	3.54%	2,868	76
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	0.1	3.1	$50	$89	$45	$49	198%	6.39%	2.64%	1.19%	3.40%	2,972	79
Bowman Park Sub Notes	2015	RF Q1-17	0.0	0.0	$0	$254	$0	$254	NM	8.25%	3.37%	1.18%	3.28%	2,957	66
Brigade Battalion IX Inc Notes	2015	RS Q2-18	0.8	3.8	$469	$646	$467	$170	138%	6.77%	6.02%	1.10%	3.61%	2,849	70
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	0.8	3.8	$201	$274	$202	$77	136%	7.73%	3.84%	1.15%	3.47%	2,939	N/A
Carlyle GMS 2017-4 Inc Notes	2017		0.3	3.3	$215	$325	$232	$94	140%	6.00%	4.63%	1.18%	3.57%	2,960	82
CIFC 2013-II Inc Notes	2013	RS Q4-17	0.0	3.1	$341	$364	$339	$17	108%	6.36%	4.62%	1.21%	3.43%	2,998	86
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	0.3	3.3	$349	$378	$341	$0	111%	5.60%	4.91%	1.11%	3.46%	2,941	86
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17 / RS Q4-18	1.1	4.1	$424	$605	$376	$200	161%	6.77%	4.49%	1.21%	3.51%	2,908	85
CIFC Funding 2014-IV Inc Notes	2018	RF Q1-17 / RS Q4-18	1.1	2.0	$114	$152	$115	$32	132%	5.71%	5.00%	1.14%	3.48%	2,902	84
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	0.0	1.6	$304	$484	$321	$155	151%	6.03%	5.02%	0.87%	3.47%	2,958	86
CIFC Funding 2019-III Sub Notes [2]	2019		1.8	4.8	$83	$0	$25	$0	NM	1.14%	5.01%	1.39%	3.57%	2,801	72
CIFC Funding 2019-IV Inc Notes [2]	2019		1.8	4.8	$339	$0	$0	$0	NM	1.05%	5.12%	1.30%	3.59%	2,804	73
CSAM Atrium XI Sub Notes	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$137	$0	$137	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park VIII Sub Notes	2012	Called Q1-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XL Sub Notes	2013	RS Q2-17	0.0	2.7	$169	$376	$183	$198	206%	7.11%	4.57%	1.24%	3.49%	3,035	79
CSAM Madison Park XLIV Sub Notes	2018		1.2	4.3	$234	$310	$240	$74	129%	5.28%	5.12%	1.26%	3.45%	2,866	80
CSAM Madison Park XXI Sub Notes	2016		0.0	1.8	$42	$94	$54	$41	175%	6.13%	3.94%	1.53%	3.47%	2,842	75
CSAM Madison Park XXII Sub Notes	2016		0.0	2.1	$114	$226	$47	$160	480%	5.95%	4.23%	1.48%	3.46%	2,870	74
Cutwater 2015-I Inc Notes	2015	RS Q4-18	0.0	1.0	$1,113	$1,457	$1,132	$331	129%	13.33%	4.97%	1.22%	4.20%	3,100	77
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$934	$0	$934	NM	9.15%	1.93%	0.85%	3.20%	2,971	62
DFG Vibrant V Sub Notes	2016		0.0	1.8	$70	$141	$85	$61	165%	6.14%	5.61%	1.55%	3.62%	2,735	76
GSO Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	0.0	0.0	$0	$31	$0	$31	NM	N/A	N/A	N/A	N/A	N/A	N/A
GSO Bristol Park Inc Notes	2016		0.0	2.3	$422	$1,063	$472	$601	225%	6.99%	4.73%	1.42%	3.39%	2,838	79
GSO Dewolf Park Inc Notes	2017		0.0	3.0	$175	$300	$182	$119	165%	6.80%	5.23%	1.21%	3.51%	2,918	81
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	0.7	3.8	$34	$39	$34	$4	112%	7.97%	3.25%	1.13%	3.51%	2,702	78
HLA 2014-3 Sub Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	11.35%	-1.72%	1.10%	3.71%	2,951	61
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	0.0	0.6	$41	$104	$89	$32	116%	6.93%	1.61%	0.92%	3.93%	3,066	74
Marathon VII Sub Notes	2014	RF Q2-17	0.0	0.0	$0	$429	$34	$429	1272%	12.07%	-2.74%	1.32%	3.71%	3,027	56
Marathon VIII Inc Notes	2015	RS Q3-18	1.0	4.1	$485	$783	$482	$297	162%	7.89%	3.91%	1.25%	4.01%	3,116	74

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2019 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of September 30, 2019, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



CLO Equity Holdings (as of September 30, 2019)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2019	Cash Received During Q3 2019	Income Accrued During Q2 2019	Return of Capital in Q3	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Marathon X Sub Notes	2017		0.1	2.1	$63	$109	$71	$42	155%	7.13%	3.85%	1.25%	3.86%	3,065	77
Marathon XI Sub Notes	2018		0.6	3.6	$82	$113	$84	$29	134%	7.30%	2.88%	1.15%	3.77%	2,957	77
Marathon XII Sub Notes	2018		1.1	3.5	$148	$224	$149	$74	150%	4.12%	4.62%	1.18%	3.81%	2,890	72
Napier Park Regatta III Sub Notes	2014	RF Q2-17 / Called Q3-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Octagon 26 Inc Notes	2016	RS Q2-18	0.7	3.8	$484	$623	$473	$144	132%	4.54%	4.50%	1.05%	3.63%	2,797	83
Octagon 27 Inc Notes	2016	RS Q3-18	0.8	3.8	$362	$479	$353	$118	135%	4.60%	4.51%	1.09%	3.62%	2,783	83
Octagon 44 Inc Notes [2]	2019		1.8	4.8	$317	$0	$0	$0	NM	N/A	5.20%	1.30%	3.72%	2,794	76
Octagon XIV Sub Notes and Inc Notes	2012	RS Q2-17	0.0	2.8	$289	$713	$282	$135	253%	6.24%	4.07%	1.19%	3.59%	2,760	83
Octagon XIX Sub Notes	2014	RF Q1-17	0.0	0.0	$0	$60	$0	$60	NM	9.31%	3.95%	1.10%	3.32%	2,759	57
OFSI BSL VIII Inc Notes	2017		0.0	1.9	$238	$256	$140	$13	183%	7.21%	5.05%	1.32%	3.81%	2,875	74
OHA Credit Partners IX Sub Notes	2013	RF Q2-17	0.0	0.0	$0	$51	$0	$51	NM	7.67%	10.43%	1.00%	2.99%	2,816	42
Prudential Dryden 53 Inc Notes	2018		0.3	3.3	$247	$513	$288	$218	178%	4.16%	5.03%	1.12%	3.34%	2,854	97
Prudential Dryden 56 Euro Sub Notes	2017		0.3	2.3	$54	$81	$55	$36	147%	1.60%	4.76%	0.81%	3.75%	2,994	56
Prudential Dryden 68 Inc Notes [2]	2019		1.8	4.8	$299	$0	$0	$0	NM	N/A	5.11%	1.31%	3.41%	2,763	91
Prudential Dryden 66 Euro Sub Notes	2018		1.3	3.8	$30	$161	$45	$110	355%	0.99%	4.29%	0.96%	3.83%	2,958	50
Steele Creek 2015-1 Sub Notes	2015	RS Q2-17	0.0	1.6	$110	$271	$160	$152	170%	10.85%	4.92%	1.26%	3.64%	2,850	77
Steele Creek 2018-1 Inc Notes	2018		0.5	3.5	$420	$521	$425	$95	123%	6.61%	5.26%	1.01%	3.57%	2,774	74
Steele Creek 2019-1 Inc Notes [2]	2019		1.5	4.5	$269	$0	$155	$0	NM	1.96%	5.15%	1.47%	3.59%	2,621	75
THL Credit Lake Shore MM I Inc Notes [2]	2019		0.5	1.5	$406	$0	$314	$0	NM	8.51%	5.29%	1.70%	4.84%	3,291	52
THL Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	0.0	3.1	$163	$379	$197	$185	192%	10.87%	2.97%	1.23%	3.50%	2,992	76
THL Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	0.7	3.8	$190	$182	$195	$0	93%	9.82%	4.17%	1.05%	3.51%	3,006	75
THL Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	0.3	3.3	$16	$34	$22	$0	154%	7.93%	3.80%	1.14%	3.42%	2,915	78
THL Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17 / RS Q3-18	1.0	4.1	$248	$396	$271	$131	146%	10.28%	4.16%	1.25%	3.55%	3,083	67
THL Credit Wind River 2016-1 Inc Notes	2016	RF Q3-18	0.0	0.8	$281	$601	$345	$279	174%	6.69%	4.63%	1.05%	3.43%	2,922	81
THL Credit Wind River 2017-1 Inc Notes	2017		0.0	1.5	$266	$519	$262	$260	198%	5.79%	5.21%	1.34%	3.42%	2,825	79
THL Credit Wind River 2017-3 Inc Notes	2017		0.0	3.0	$424	$623	$434	$198	144%	5.66%	5.61%	1.25%	3.46%	2,923	79
THL Credit Wind River 2018-1 Inc Notes	2018		0.8	3.8	$474	$626	$477	$151	131%	3.63%	4.51%	1.07%	3.44%	2,839	75
THL Credit Wind River 2019-2 Inc Notes [2]	2019		0.0	5.1	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Zais 3 Inc Notes	2015	RS Q2-18	0.8	3.8	$593	$726	$592	$132	123%	9.74%	4.59%	1.21%	4.18%	2,931	96
Zais 5 Sub Notes	2016		0.0	1.0	$169	$263	$171	$92	154%	9.68%	4.64%	1.53%	4.26%	2,965	89
Zais 6 Sub Notes	2017		0.0	1.8	$391	$519	$342	$165	152%	8.97%	4.79%	1.38%	4.14%	2,963	96
Zais 7 Inc Notes	2017		0.1	2.5	$425	$582	$407	$176	143%	7.70%	5.29%	1.29%	4.14%	2,904	97
Zais 8 Sub Notes	2018		0.0	1.5	$25	$44	$26	$18	172%	10.14%	4.87%	0.95%	4.14%	2,888	92
Zais 9 Sub Notes	2018		0.8	3.8	$92	$134	$93	$40	144%	7.70%	4.08%	1.20%	4.13%	2,891	94
Total/Weighted Average [3]			0.6	3.1	$16,093	$25,505	$15,025	$10,341	170%	7.02%	4.33%	1.21%	3.59%	2,916	77
Positions no longer held as of September 30, 2019					$0	$721	$43	$464							
Total including positions no longer held as of September 30, 2019					$16,093	$26,226	$15,069	$10,805	174%						

(1) The portfolio level data contained herein is unaudited and derived from the Company's 2019 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.

(2) As of September 30, 2019, the CLO either has not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

(3) Weighted average calculations exclude called CLOs.



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2019)	Effective Yield as of June 30, 2019[1]	Effective Yield as of September 30, 2019[1]	Change in Effective Yield	CLO Equity Holdings (as of September 30, 2019)	Effective Yield as of June 30, 2019[1]	Effective Yield as of September 30, 2019[1]	Change in Effective Yield
ALM VIII Preferred Shares	0.00%	0.00%		Octagon 44 Inc Notes	16.10%	16.21%	0.11%
Ares XLI Inc Notes	7.26%	8.33%	1.07%	Octagon XIV Inc Notes	8.31%	8.48%	0.17%
Ares XLIII Inc Notes	9.39%	9.20%	-0.19%	Octagon XIV Sub Notes	8.31%	8.48%	0.17%
Ares LI Inc Notes	12.35%	13.91%	1.56%	Octagon XIX Sub Notes	0.00%	0.00%	
Ares XXXIX Sub Notes	13.49%	13.15%	-0.34%	OFSI BSL VIII Inc Notes	15.70%	15.03%	-0.67%
Bain Avery Point V Inc Notes	0.00%	0.00%		OHA Credit Partners IX Sub Notes	0.00%	0.00%	
Bain 2016-2 Inc Notes	5.72%	7.28%	1.55%	Prudential Dryden 53 Inc Notes	15.15%	16.78%	1.64%
Barings 2018-1 Inc Notes	15.57%	14.04%	-1.53%	Prudential Dryden 56 Euro CLO 2017	14.32%	14.61%	0.29%
Barings 2019-I Inc Notes	16.15%	17.29%	1.14%	Prudential Dryden 66 Euro CLO 2018 Sub Notes	11.35%	13.84%	2.49%
Barings 2019-II Inc Notes	15.61%	16.15%	0.54%	Prudential Dryden 68 Inc Notes	14.60%	12.93%	-1.67%
BlueMountain 2013-2 Sub Notes	5.18%	6.83%	1.65%	Steele Creek CLO 2015-1 Sub Notes	8.64%	7.22%	-1.43%
Brigade Battalion IX Inc Notes	14.84%	14.59%	-0.25%	Steele Creek CLO 2018-1 Inc Notes	20.03%	19.61%	-0.42%
Carlyle GMS 2014-5 Sub Notes	20.73%	21.51%	0.78%	Steele Creek CLO 2019-1 Inc Notes	13.65%	14.77%	1.12%
Carlyle GMS 2017-4 Inc Notes	15.56%	14.28%	-1.28%	THL Credit Lake Shore MM I Inc Notes	14.70%	13.99%	-0.71%
CIFC Funding 2013-II Inc Notes	17.72%	18.16%	0.44%	THL Credit Wind River 2013-2 Inc Notes	10.10%	8.04%	-2.05%
CIFC Funding 2014 Inc Notes	15.95%	16.00%	0.05%	THL Credit Wind River 2014-1 Sub Notes	15.15%	14.72%	-0.43%
CIFC Funding 2014-III Inc Notes	17.76%	17.28%	-0.48%	THL Credit Wind River 2014-2 Inc Notes	7.18%	5.38%	-1.81%
CIFC Funding 2014-IV Inc Notes	12.19%	11.34%	-0.85%	THL Credit Wind River 2014-3 Sub Notes	15.41%	14.04%	-1.36%
CIFC Funding 2015-III Inc Notes	22.92%	20.71%	-2.21%	THL Credit Wind River 2016-1 Inc Notes	12.39%	10.49%	-1.90%
CIFC Funding 2019-III Sub Notes	13.86%	14.61%	0.75%	THL Credit Wind River 2017-1 Inc Notes	8.64%	9.04%	0.40%
CIFC Funding 2019-IV Inc Notes	15.40%	15.26%	-0.14%	THL Credit Wind River 2017-3 Inc Notes	11.78%	11.72%	-0.05%
CSAM Madison Park XXI Sub Notes	9.16%	8.28%	-0.88%	THL Credit Wind River 2018-1 Inc Notes	16.10%	16.06%	-0.04%
CSAM Madison Park XXII Sub Notes	9.50%	8.99%	-0.50%	THL Credit Wind River 2019-2 Inc Notes [2]		16.40%	New
CSAM Madison Park XL Sub Notes	12.29%	10.47%	-1.82%	Zais 3 Inc Notes	27.16%	27.16%	
CSAM Madison Park XLIV Sub Notes	14.68%	14.29%	-0.38%	Zais 5 Sub Notes	19.10%	18.95%	-0.15%
Cutwater 2015-I Inc Notes	26.36%	26.13%	-0.24%	Zais 6 Sub Notes	21.38%	22.15%	0.78%
DeAM Flagship VIII Inc Notes	0.00%	0.00%		Zais 7 Inc Notes	18.70%	20.02%	1.32%
DFG Vibrant V Sub Notes	9.60%	8.10%	-1.50%	Zais 8 Sub Notes	17.23%	16.96%	-0.26%
GSO Bowman Park Sub Notes	0.00%	0.00%		Zais 9 Sub Notes	20.87%	20.29%	-0.57%
GSO Bristol Park Inc Notes	7.09%	6.37%	-0.72%	**Weighted Average**	**13.48%**	**13.38%**	
GSO Dewolf Park Inc Notes	11.94%	11.51%	-0.43%				
HarbourView VII Sub Notes	37.67%	36.66%	-1.01%	**Called CLO Equity Holdings** [3]			
HLA 2014-3 Sub Notes	0.00%	0.00%					
Marathon VI Sub Notes	10.52%	1.71%	-8.81%	CSAM Atrium XI Sub Notes	0.00%	0.00%	
Marathon VII Sub Notes	0.00%	0.00%		CSAM Madison Park VIII Sub Notes	0.00%	0.00%	
Marathon VIII Inc Notes	19.44%	19.19%	-0.25%	CVC Apidos XIV Sub Notes	0.00%	0.00%	
Marathon X Sub Notes	14.10%	12.48%	-1.62%	GSO Birchwood Park Inc Notes	0.00%	0.00%	
Marathon XI Sub Notes	19.82%	19.05%	-0.77%	Napier Park Regatta III Sub Notes	0.00%	0.00%	
Marathon XII Sub Notes	15.58%	15.46%	-0.12%				
Octagon 26 Inc Notes	27.93%	28.50%	0.57%	**Weighted Average**	**13.46%** [4]	**13.35%** [5]	
Octagon 27 Inc Notes	22.13%	22.30%	0.16%				

(1) Source: Consolidated Schedule of Investments of the Company's June 30, 2019 unaudited financial statements and September 30, 2019 unaudited financial statements.
(2) Not held as of June 30, 2019.
(3) These CLOs were called and final equity payments were pending as of the last day of the quarter.
(4) Weighted average effective yield of CLO Equity investments held as of June 30, 2019 (inclusive of securities sold during Q3 2019 and not reflected in this schedule) was 13.45%.
(5) Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2019 is 13.50%.

Additional Information



Current Loan Accumulation Facility Holdings (as of September 30, 2019)	Capital Invested	Income Accrued During Q3 2019	Cash Received During Q3 2019	Realized Gain/(Loss)
Steamboat IV Income Note	$7.14	$0.20	$0.00	$0.00
Steamboat V Income Note	1.17	0.00	0.00	0.00
Sub Total	$8.31	$0.20	$0.00	$0.00
Prior Loan Accumulation Facilities [2]				
Salmagundi IX Income Note	$4.98	$0.04	$0.48	$0.00
Steamboat I Income Note	8.08	0.22	0.33	0.00
Steamboat II Income Note	7.27	0.04	0.22	0.00
Steamboat III Income Note	6.97	0.38	0.00	0.00
Sub Total	$27.30	$0.68	$1.03	$0.00
Total Loan Accumulation Facilities		$0.88	$1.03	$0.00

Reconciliation to U.S. GAAP Unaudited Financial Statements (as of September 30, 2019)	Income Accrued During Q3 2019
CLO Equity	$16.09
CLO Debt	0.78
Loan Accumulation Facilities	0.88
Total	$17.75

CLO Debt Holdings (as of September 30, 2019)	Capital Invested	Income Accrued During Q3 2019	Cash Received During Q3 2019
Avery Point V CLO, Limited Class E Notes	$3.85	$0.08	$0.07
Avery Point V CLO, Limited Class F Notes	0.81	0.02	0.02
CIFC Funding 2015-III, Ltd. Class F-R Notes	2.36	0.06	0.06
Cutwater 2015-I, Ltd. Class E-R Notes	2.71	0.06	0.06
Dryden 53 CLO, Ltd. Class F Notes	0.80	0.02	0.02
Flagship CLO VIII, Ltd. Class F-R Notes	7.86	0.18	0.18
HarbourView CLO VII -R, Ltd. Class F Notes	0.69	0.02	0.02
Marathon CLO VII Ltd. Class D Notes	2.83	0.06	0.06
Marathon CLO VIII Ltd. Class D-R Notes	4.07	0.09	0.09
Marathon CLO XI Ltd. Class D Notes	1.65	0.03	0.03
Octagon Investment Partners 27, Ltd. Class F-R Notes	0.84	0.02	0.02
OZLM XXII, Ltd. Class D Notes	0.90	0.02	0.02
Steele Creek CLO 2019-1, Ltd. Class E	2.70	0.07	0.00
THL Credit Wind River 2014-2 CLO Ltd. Class F-R Notes	0.31	0.01	0.01
THL Credit Wind River 2019-2 CLO Ltd. Class E Notes	1.18	0.00	0.00
Zais CLO 3, Limited Class D-R Notes	1.81	0.04	0.04
Sub Total	$35.37	$0.78	$0.70
Total CLO Debt		$0.78	$0.70

(1) The portfolio level data contained herein is unaudited and derived from the Company's September 30, 2019 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.

(2) These Loan Accumulation Facilities have priced into a CLO and are not reflected in the September 30, 2019 unaudited Schedule of Investments.



As of September 30, 2019, ECC's portfolio was invested across 92 investments

Summary of ECC's Portfolio of Investments[1]



CLO Debt
6.8%
(16 Investments)

CLO Equity 91.3%
(74 Investments)

Loan Accumulation
Facilities
1.9%
(2 Investments)

Summary of Underlying Portfolio Characteristics[2]

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Number of unique underlying borrowers	1,534	1,525	1,506	1,481	1,454
Largest exposure to any individual borrower	0.94%	0.92%	0.90%	0.92%	0.97%
Average individual borrower exposure	0.07%	0.07%	0.07%	0.07%	0.07%
Exposure to ten largest underlying borrowers	5.97%	6.06%	6.57%	6.59%	6.69%
Aggregate indirect exposure to senior secured loans[3]	97.97%	97.79%	97.42%	97.48%	97.37%
Weighted average stated spread	3.59%	3.57%	3.53%	3.52%	3.54%
Weighted average credit rating of underlying collateral[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted average junior overcollateralization (OC) cushion	4.34%	4.46%	4.38%	4.42%	4.37%
Weighted average market value of underlying collateral	96.01%	96.66%	96.68%	94.58%	98.91%
Weighted average maturity of underlying collateral	4.9 years	5.0 years	5.1 years	5.2 years	5.2 years
Weighted Average Remaining Reinvestment Period	3.1 years	3.2 years	3.2 years	3.4 year	3.2 years
US dollar currency exposure	99.62%	99.58%	99.59%	99.57%	99.72%

(1)   The summary of portfolio investments shown is based on the estimated fair value of the underlying positions as of September 30, 2019.

(2)   The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings.

(3)   We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.

(4)   Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.



As of September 30, 2019, ECC has exposure to 1,534 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total	Top 10 Industries of Underlying Obligors[1,2]	% Total
Altice	0.9%	Technology	10.8%
Asurion	0.8%	Health Care	8.8%
American Airlines Inc	0.8%	Publishing	7.2%
TransDigm	0.6%	Telecommunications	5.4%
Dell Inc	0.6%	Financial Intermediaries	5.2%
CenturyLink	0.5%	Lodging & Casinos	5.1%
Numericable	0.5%	Commercial Services & Supplies	4.8%
Bass Pro Group LLC	0.5%	Building & Development	3.7%
Berry Plastics Corporation	0.4%	Chemicals & Plastics	3.3%
Micro Focus	0.4%	Utilities	3.2%
Total	**6.0%**	**Total**	**57.4%**

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings.

(2) Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 3.9%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Prior to 2022, only 4.9% of ECC's underlying loan portfolio is scheduled to mature

Maturity Distribution of Underlying Obligors[1]

Chart: % of Fund Exposure by Maturity

Maturity	% of Fund Exposure
2020	0.9%
2021	4.0%
2022	7.3%
2023	15.8%
2024	27.5%
2025	29.5%
2026+	14.8%

(1) The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2019 and this data may not be representative of current or future holdings.







Average Leverage Multiples of <u>Outstanding</u> Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of <u>Outstanding</u> Loans (EBITDA/Interest)[1]



Average Leverage Multiples of <u>Newly Issued</u> Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of <u>Newly Issued</u> Loans (EBITDA/Interest)[2]



Source: S&P LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2019, this included approximately $214 billion of outstanding loans.

2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.



Annual Revenue Change (YoY) for Below Investment Grade Companies



Annual EBITDA Change (YoY) for Below Investment Grade Companies



Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2019, this included approximately $214 billion of outstanding loans.



- Secondary trading is conducted through BWICs ("Bids wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7

Volume in billions

There was over $80 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they directionally accurate.
Data as of December 31, 2018.





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510